United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale starts commissioning of the Serra Sul +20 project Rio de Janeiro, July 30, 2026 — Vale S.A. (“Vale”) announces that it has commenced commissioning of the long-distance conveyor belt for the Serra Sul +20 project (“Project”), marking the beginning of its start-up. Together with the Compact Ore Crusher project, which is scheduled to start up in 4Q26, Serra Sul +20 is expected to add 20 Mtpy of production capacity and increase operational flexibility at the S11D operation, located in Canaã dos Carajás, Pará, Brazil. "The Serra Sul +20 is a strategic project that further strengthens our position at S11D, one of the most competitive iron ore operations in the industry. It also increases the iron ore business operational flexibility and enhances our ability to offer high-grade products to the market. The project is part of the Novo Carajás Program, which aims to sustain iron ore production and expand the supply of high-quality iron ore and critical minerals, reinforcing Brazil's role in the global energy transition and creating long-term value for society and our stakeholders", highlighted Gustavo Pimenta, Vale's CEO. The project comprises the expansion of mine and plant capacity at S11D through a series of initiatives, including the duplication of the long-distance conveyor belt, the development of new mining areas, the installation of a new semi-mobile crushing system, and the implementation of additional processing lines at the plant. The project received its mining operating license in September 2025. Together, the Capanema, VGR1, and Serra Sul +20 projects represent important milestones in Vale’s plan to sustainably increase iron ore production to approximately 360 Mt by 2030, while enhancing the flexibility of its iron ore product portfolio. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 30, 2026		Director of Investor Relations